Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands, except ratio)

	January 1 through December 4,	December 5 through December 31	Year Ended December 31,
	2003	2003	2003	2004	2005		2006		2007
			(Combined)
Earnings:
Income (loss) from continuing operations	$(261,880)	$(4,517)	$(266,397)	$370	$18,719		$23,623		$(27,925)
Fixed charges (see below)	1,873	151	2,024	1,592	419		1,611		9,359
Income tax expense (benefit)	170	(37)	133	(4,314)	2,502		(14,071)		2,864
Less: capitalized interest	—	—	—	—	—		(884)		(196)
Total earnings (ad defined)	$(259,837)	$(4,403)	$(264,240)	$(2,352)	$21,640		$10,279		$(15,898)

Fixed Charges:
Interest expense	$1,513	$131	$1,644	$1,382	$269		$587		$9,023
Estimated interest component of rental expense (1)	360	20	380	210	150		140		140
Capitalized interest	—	—	—	—	—		884		196
Total fixed charges (as defined)	$1,873	$151	$2,024	$1,592	$419		$1,611		$9,359

Ratio of Earnings to Fixed Charges	*	*	*	*	51.65	x	6.38	x	*

*  For these periods, earnings were inadequate to cover fixed charges.  The excess of fixed charges over earnings for those years was as follows:  $261.7 million for January 1 through December 4, 2003; $4.6 million for December 5 through December 31, 2003; $266.3 million for the year ended December 31, 2003 on a combined basis; $3.9 million for the year ended December 31, 2004; and $25.3 million for the year ended December 31, 2007.

(1)  Represents our estimate of the interest component of operation lease rental expense.